


08005613

Earnings Release Q3 2008

Samsung Electronics

October 2008

Disclaimer

This document is provided for the convenience of investors only, before our external audit
on Q3 2008 financial results of our headquarters is completed.
The audit outcomes may cause some parts of this document to change.

This document contains "forward-looking statements" - that is, statements related to future,
not past, events. In this context, forward-looking statements often address our expected future business
and financial performance, and often contain words such as "expects", "anticipates", "intends",
"plans", "believes", "seeks" or "will ". Forward-looking statements by their nature address
matters that are, to different degrees, uncertain.

For us, particular uncertainties which could adversely or positively affect our future results include:
the behavior of financial markets including fluctuations in exchange rates, interest rates
and commodity prices; strategic actions including dispositions and acquisitions;
unanticipated dramatic developments in our major businesses including semiconductor, LCD,
telecommunication, digital media ;
and numerous other matters at the national and international levels which could affect our future results

These uncertainties may cause our actual results to be materially
different from those expressed in this document.

Sales and Profits

(Unit : Trillion KRW)

	3Q '08	Q-on-Q	2Q '08	3Q '07	Y-on-Y
Sales	**19.26**	*6%*	**18.14**	**16.68**	*15%*
Gross Profit	**4.29**	*-16%*	**5.11**	**4.68**	*-8%*
(Margin)	*(22%)*		*(28%)*	*(28%)*	
SG&A	3.27	*2%*	3.21	2.61	*25%*
Operating Profit	**1.02**	*-46%*	**1.89**	**2.07**	*-50%*
(Margin)	*(5%)*		*(10%)*	*(12%)*	
Non-operating income	0.38	*-45%*	0.68	0.56	*-33%*
Pre-Tax Income	**1.40**	*-46%*	**2.57**	**2.63**	*-47%*
(Margin)	*(7%)*		*(14%)*	*(16%)*	
Income Tax	0.18	*-58%*	0.43	0.44	*-58%*
Net Income	**1.22**	*-43%*	**2.14**	**2.19**	*-44%*
(Margin)	*(6%)*		*(12%)*	*(13%)*	

Sales



20
15
10
5
0
Domestic 17%
Export 83%
20%
80%
18%
82%
3Q '08
2Q '08
3Q '07

Profits



2
1
1.02
1.22
1.89
2.14
2.07
2.19
3Q '08
2Q '08
3Q '07
Operating Income
Net Income

Divisional Performance – Sales

(* Reflects May '08 Organization Restructuring. See Appendix 3 for pro forma operating profit.)

(Unit : Trillion KRW)

	3Q '08	Q-on-Q	2Q '08	3Q '07	Y-on-Y
Semiconductor	**4.78**	*4%*	**4.58**	**5.01**	*-5%*
Memory	3.03	*-6%*	3.21	3.58	*-15%*
System LSI	1.02	*32%*	0.77	0.74	*38%*
L C D	**4.81**	*2%*	**4.71**	**4.02**	*20%*
Telecom	**6.85**	*12%*	**6.14**	**5.44**	*26%*
Handsets	6.09	*13%*	5.40	4.80	*27%*
Digital Media	**2.67**	*4%*	**2.56**	**2.07**	*29%*
Appliances	1.27	*14%*	1.11	0.93	*37%*
Total	**19.26**	*6%*	**18.14**	**16.68**	*15%*

【Consolidated Basis※】	3Q '08	2Q '08	3Q '07
Semiconductor	5.29	5.24	5.27
L C D	3.75	3.94	3.54
Telecom	8.87	7.87	7.01
Digital Media	10.77	10.33	7.63

※ The consolidated sales figures are net sales (They exclude interdivisional sales)

→ Including interdivisional sales, consolidated sales for 3Q '08 : Semiconductor - 5.95 trillion KRW, LCD - 5.58 trillion KRW

Divisional Performance – Operating Profit

(* Reflects May '08 Organization Restructuring. See Appendix 3 for pro forma operating profit.)

(Unit : Trillion KRW)

	3Q '08	Q-on-Q	2Q '08	3Q '07	Y-on-Y
Semiconductor	**0.24**	*-12%*	**0.27**	**0.91**	*-74%*
(Margin)	*(5%)*		*(6%)*	*(18%)*	
L C D	**0.38**	*-62%*	**1.00**	**0.67**	*-44%*
(Margin)	*(8%)*		*(21%)*	*(17%)*	
Telecom	**0.50**	*-36%*	**0.79**	**0.59**	*-15%*
(Margin)	*(7%)*		*(13%)*	*(11%)*	
Digital Media	**-0.10**	*41%*	**-0.16**	**-0.12**	*19%*
(Margin)	*(-4%)*		*(-6%)*	*(-6%)*	
Total	**1.02**	*-46%*	**1.89**	**2.07**	*-50%*
(Margin)	*(5%)*		*(10%)*	*(12%)*	

【Consolidated Basis※】	3Q '08	2Q '08	3Q '07
Semiconductor	0.19	0.30	0.86
L C D	0.45	1.05	0.72
Telecom	0.84	0.89	0.90
Digital Media	-0.05	0.14	0.27

※ The consolidated OP is provided to enhance the understanding of the investors.

Financial Structure

(Unit : Trillion KRW)


Assets
80
60
40
20
0
61.9
71.0
75.0
5.5
6.4
8.1
Cash *
A/R &
Inventories
29.7
31.5
31.9
PP & E
21.0
25.3
26.7
Others
3Q '07
2Q '08
3Q '08
Liabilities & Equity
0.1
12.5
0.1
14.7
0.1
16.9
Debt
Other
Liabilities
49.3
56.2
Shareholders'
Equity
3Q '07
2Q '08
3Q '08

* Cash = Cash + Cash equivalents + Short-term financial instruments + Marketable securities

Key Ratios

	3Q '07	2Q '08	3Q '08
Debt / Equity	0.2%	0.2%	0.2%
Net Debt / Equity	-10.9%	-11.2%	-13.7%
Return on Equity	18.2%	15.7%	8.5%
Return on Asset	14.5%	12.4%	6.7%

Cash Flow


3Q '08
Finance
0.07
estme
2.53
eratio
4.31
et Cas
crease
1.71
Cash Inflow
Cash Outflow

(Unit : Trillion KRW)

	3Q '08	2Q '08
Cash * (Beginning of period)	**6.38**	**7.20**
Cash flow from Operation	**4.31**	**3.01**
Net profit	*1.22*	*2.14*
Depreciation	*1.92*	*1.86*
(Income) Loss from equity method	*-0.37*	*-0.61*
(Increase) Decrease in working capital, etc.	*1.54*	*-0.38*
Cash flow from Investment	**-2.53**	**-2.86**
CAPEX	*-2.31*	*-2.71*
Cash flow from Finance	**-0.07**	**-0.96**
Dividend	*-0.07*	*-1.10*
Decrease of short-term borrowings	-	-
Repurchase of shares	-	-
Proceeds from sales of shares under stock option plan	*0.01*	*0.14*
Net increase in cash	**1.71**	**-0.82**
Cash* (End of period)	**8.10**	**6.38**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

Semiconductor

2008 PC Shipments

(Unit: Million)

	Q1	Q2	Q3	Q4	Total
Shipment	70	71	80	85	307
Growth Rate	-10%	1%	12%	6%	14%
GB/sys	1.7	2.0	2.1	2.2	2.0
Growth Rate	17%	17%	3%	5%	51%

(Source : SEC)

Memory Spot Pricing Trend


16Gb MLC
1Gb DDR2
$6.00
$4.00
$2.00
$0.00
$2.40
$1.80
$1.20
$0.60
$0.00
※ 1Gb DDR2(3Q) : 17% ↓ (QoQ)
16Gb MLC(3Q) : 35% ↓ (QoQ)
May
Jun
Jul
Aug
Sep

(Source: DRAM Exchange, SEC)

Memory

- **Only company to remain profitable despite worsening market conditions**
  - → Widening gap with competitors as they continue to make losses
  - DRAM: Improve profitability via strengthening cost-competitiveness & product differentiation (e.g. MCP)
  - NAND: Lead SSD market & strengthen differentiation(e.g. moviNAND)
- **DRAM: DDR2 Price fell due to continued oversupply**
  - Weak demand due to PC-OEM/Channel inventory adjustment
  - PC demand increased 12%(QoQ) but MB/Sys growth slowing
  - Peer companies' production & CAPEX cutback announcements not enough to deliver meaningful effect in 3Q
- **NAND: Weak pricing continued due to lack of demand**
  - Peak seasonal demand dampened by macro slowdown
    - Weak demand for flash cards & high-end(NAND installed) handsets

Sys. LSI

- **Stable growth led by increased sales in the Home & Media segment**

TFT-LCD

Q3 Result Analysis

SEC Large Panel Shipment



(Millions of Units)
21.6
25.4
24.6
Q3 '07
Q2 '08
Q3 '08

Panel Price Trends

	Q2 '08	Q3 '08	Change
Monitor (19"W)	$123	$86	30%↓
Note PC (15.4"W)	$94	$71	24%↓
TV (40"FHD)	$530	$474	11%↓

(Source : DisplaySearch, Q3)

Large Panels

- **IT panel shipment decreased QoQ due to inventory adjustment by set makers**

☞ IT panel shipment : 19.9M → 18.8M (6%↓ QoQ)

- Monitors — Portion of wide and large size(20"+) monitor continued to grow
- Note PCs — Sales of main products (15.4"W & 14.1"W) and entry to 16:9 Note PC market

- **TV shipment increased QoQ mainly due to steady panel demand from major customers**

☞ Achieved over 5M unit sales for 4 consecutive quarters

☞ **SEC achieved relatively higher profitability due to solid demand for TV panels and product differentiation**

Small/Mid-Size Panels

- **Significant increase in panel shipment led by handset panel sales growth**

-25.3M → 35.4M QoQ (40%↑)

Telecommunication

Revenue & OP Margin



Revenue (Parent)
Revenue (Consolidated)
OP Margin
(Unit: Trillion Won)
6.14
7.87
6.85
8.87
'08.2Q
'08.3Q

Shipment Trend



(Unit: Million)
45.7
51.8
13%
'08.2Q
'08.3Q

Handsets

- **Shipment: 51.8M units (13% ↑ QoQ, 22% ↑ YoY)**
  - Quarterly shipment exceeded 50M units for the first time despite slowdown in 3Q global market growth (5% QoQ)
  - Increased sales of strategic models in each segment (More models of 1M+ units quarterly shipment)
    - · Touchscreen/Smartphone(F480/Instinct), Entry phones (C260, B130)
    - · E250 : Accumulated global sales of 30million units
- **ASP: $143 → $135 (5.6% ↓ QoQ)**
  - Decreased portion of domestic sales with higher ASP

☞ **Gained market share and maintained almost 10% consolidated OP margin despite decreased portion of domestic sales and increased marketing expenses**

※ Handset/Network OP Margin of 10.7% (Excluding Computer, MP3 etc.)

Network

- **Sustained revenue contributions from the expansion of domestic WCDMA network and overseas launching of Mobile WiMAX commercial services**

(i.e. Sprint in US, Scartel in Russia)

Digital Media

Digital Media

※ *Including overseas sales*

2008 TV Market Share


24%
20%
16%
12%
1Q
2Q
3Q(E)
PDP-TV
LCD-TV
TV Total
#2
#1
#2
#1
#1
#1

✱ Source: DisplaySearch (Sep '08)

- **Revenue increased 41%YoY led by flat panel TV shipment increase**

- FPTV: Samsung shipment increase (12% QoQ) outgrew global FPTV demand (8% QoQ) → Additional M/S gains

. Product differentiation in spite of fierce price competition

. Expect LCD TV M/S in advanced markets to reach mid-to high-20's% in Q3

- Monitor: Maintained No. 1 M/S position and strengthened leadership in 20"+ monitor segment

. 3Q sales portion of 20"+ monitor segment: 32% vs. 22%(Market)

- Appliances: Despite global revenue decline of 5%QoQ due to weak seasonality, N.A. revenue increased 41%YoY backed by robust sales of premium refrigerators

. KRW 2.4 trillion (2Q) → 2.3 trillion (3Q) (5%↓QoQ, 31%↑YoY)

*(*consolidated results / **based on quantity of units sold)*

Semiconductor

Q4 Business Outlook

DDR2/DDR3 Outlook

	Q3.08	Q4.08	Q1.09	Q2.09
DDR2	78%	75%	71%	70%
DDR3	4%	8%	12%	14%

(Source: iSuppli, SEC)

NAND Flash Applications



100%
80%
60%
40%
20%
0%
'06
'07
'08
'09
MP3P
USB
DSC
PMP
EDP
Handset

(Source: SEC)

Market

- **Major seasonal effect unlikely in Q4 due to macro slowdown**
- **DRAM: Supply growth to continue amid weakening demand**
  - Slow PC demand growth (6% QoQ) ※ vis-a-vis Avg. 15%
    Weakening MB/sys growth to continue: 3%(Q3) → 5%(Q4)
  - Capacity cutback by some peer companies likely to limit supply growth, but market recovery unlikely
- **NAND: Increased demand expected from year-end new product launches (e.g. MP3, Handsets, SSD)**
  - Average MB/Set to increase
  - Reduction in 8" capacity to weaken industry supply growth

Samsung

- **Continue to strengthen cost-competitiveness & product differentiation → Improve profitability**
  - DRAM: 56nm ramp-up & increase next-gen. products (DDR3, etc.)
  - NAND: 42nm ramp-up & strengthen competitiveness of differentiated products (e.g. high-density handsets & SSD)
- **Sys. LSI: All product segments to deliver stable growth**

TFT-LCD

Q4 Business Outlook

'08 Panel Demand Outlook

(Unit: Million, Million m²)

	1H	2H	
		3Q	4Q
Note PCs	70.0	36.2	39.0
Monitors	96.4	42.4	43.8
TVs	55.6	30.3	33.6
Total	**222.0**	**109.0**	**116.4**
Area	32.1	16.6	18.1

(Source : DisplaySearch, Q3)

* Mini Note PCs excluded

Area Breakdown (Market)


54%
53%
58%
59%
32%
32%
28%
27%
Q1
Q2
Q3
Q4

■ Notebook PC □ Desktop Monitor LCD TV
(Source : DisplaySearch, Q3)

Market

- **Expect panel demand growth slowdown amid global economic uncertainties**
  - IT Panels
    . Monitors: Wide and large size (20"+) panels continue to grow
    . Note PCs: Wide format continues as mainstream product and Mininote PCs (UMPC) shipment to increase
    ※ Mininote PC market: 3Q 5.0M → 4Q 7.7M (54%↑)
  - TV Panels
    . Portion of 40"+ and FHD TV panels to increase continuously

Samsung

☞ **Focusing on profitability by increasing portion of high value added products**

- **IT Panels: Portion of premium products to increase**
  - LED, Wide, Low power consumption, Green, and etc.
- **TV Panels: Reinforcing market dominance**
  - Strengthen our market leadership by major TV customers' market share gains
  - Enhance leading position in large size TV(40"+) market and widen product differentiation
    → Slim, 240Hz, etc.
- **Small/Mid-Size Panels : Expect shipment increase of mid-size/high-resolution panels (3%↑QoQ)**

Telecommunication

Q4 Business Outlook

Market Share Trend



Total Demand
SEC Shipment
SEC M/S
(Unit: Million)
989
1,130
1,230
14%
9%
41%
24%
'06
'07
'08(E)

(Source: Gartner, SEC)

4Q Product Line-up



M8800
A767
Armani
E1110

Market

- **Expect quarterly growth of approx. 10% from seasonal demand (less than traditional Q4 seasonal growth)**
  - Developed Market: Operator promotions targeting Christmas holiday demand
  - Emerging Market: National Day (in China), Year-end promotions
- **Intense competition within the high-end segment to continue**
  - Smartphone, Touchscreen phone, Camera-phone (8-Megapixel)

Samsung

- **Expect to achieve annual sales target of 200M units**
- **Launch strategic models for each region and actively support promotions during peak season**
  - Developed Market: New high-end and operator specific models Co-sponsored promotions with operators
    - M8800 (8Megapixel), A767(Smartphone, US), Armani Phone
  - Emerging Market: Continue to expand distribution channels & launch new models targeting mass market
    - E1000 etc. (Bar Type)

Digital Media

Q4 Business Outlook

4Q Flat Panel TV



(Unit: M Units)
4Q portion
55
39
90
36%
120
33
2006
2007
2008

(DisplaySearch Sep. '08)

High-End Home Appliances



(Unit: $ Billion)
Premium Portion
111
42%
120
42%
127
43%
2007
2008
2009

Market

- **Expect Q4 FPTV shipment to reach 39M units (1/3 of annual sales)**
  - Demand growth driven by drop in prices for 40"+ large-size TVs
  - Expect steady growth in Emerging, 40"+, and Full-HD markets
- **Continuous expansion of 3-key home appliance markets**
  - 3-key home appliances: Refrigerator, W/M, and Air-Conditioner
  - High-end products representing 42~43% of the total market

  ※ High-end products: side-by-side refrigerator, drum W/M, and system A/C

Samsung

- **Expect FPTV shipment to exceed 2008 target (21M units + α) but margin pressure from fierce price competition**
  - Expand line-up of premium products (e.g. 120Hz, LED, Slim)
  - Increase new-market coverage through expansion of sales channels, emerging market shipment, and B2B sales
- **Appliances: Focus on shipment of eco-friendly premium products including energy-efficient products**
  - Portion of premium products: 45% ('07) → 48% ('08) → Over 50% ('09)

[Appendix 1] Proforma Balance Sheet (Parent Basis)

(Unit : 100 Million, KRW)

	3Q '08 (A)	2Q '08 (B)	3Q '07 (C)	Q-on-Q (A - B)	Y-on-Y (A - C)
Current Assets	205,681	180,301	147,348	25,380	58,333
- Cash & Cash Equivalents	70,692	53,562	46,050	17,130	24,642
- Marketable Securities	10,273	10,269	8,670	4	1,603
- A/R	39,740	39,246	23,151	494	16,588
- Inventories	42,769	38,570	33,770	4,199	8,999
- Other Current Asset	42,207	38,654	35,707	3,553	6,501
Non Current Assets	544,510	529,275	471,576	15,235	72,934
- Investment	209,912	197,892	157,439	12,020	52,473
- PPE	318,520	314,942	296,643	3,578	21,877
- Intangible Assets	6,260	6,068	5,562	192	698
- Other Non Current Asset	9,818	10,373	11,932	-555	-2,114
Total Assets	750,191	709,576	618,924	40,615	131,267
Liabilities	169,612	148,053	125,728	21,559	43,884
- Debts	1,136	998	865	138	271
- Trade Accounts and N/P	39,597	27,814	23,714	11,783	15,883
- Other Accounts and N/P	36,259	33,092	22,331	3,167	13,928
- Accrued Expenses	41,783	39,421	33,817	2,362	7,966
- Income Tax Payable	9,026	6,816	8,277	2,210	749
- Other Liabilities	41,811	39,913	36,724	1,898	5,087
Shareholders' Equity	580,579	561,523	493,196	19,056	87,383
- Capital Stock	8,975	8,975	8,975	0	0
- Capital Surplus	65,930	65,908	63,641	22	2,289
- Capital Adjustments	-86,003	-86,041	-87,095	38	1,092
- Accumulated Other Comprehensive Income	37,294	29,751	20,169	7,543	17,125
- Retained Earnings	554,383	542,930	487,506	11,453	66,877
Total Liabilities & Shareholder's Equity	750,191	709,576	618,924	40,615	131,267

※ In accordance with amendments of SKFAS No. 15, "Equity-method Investments", the company separated its changes in accumulated other comprehensive income by equity-method investments into capital surplus, capital adjustments and accumulated other comprehensive income. The Company's non-consolidated financial statements for the year ended December 31, 2007, presented herein for comparative purposes, have been restated to reflect this change.

[Appendix 2] Proforma Income Statement (Parent Basis)

(Unit : 100 Million, KRW)

	3Q '08 (A)		2Q '08 (B)		3Q '07 (C)		Q-on-Q	Y-on-Y
		%		%		%	(A - B)	(A - C)
Sales	192,562	100%	181,391	100%	166,806	100%	11,171	25,756
- Domestic	33,238	17.3%	36,726	20.2%	30,505	18.3%	-3,488	2,733
- Export	159,324	82.7%	144,665	79.8%	136,301	81.7%	14,659	23,023
Cost of Sales	149,615	77.7%	130,337	71.9%	119,996	71.9%	19,278	29,619
Gross Profit	42,947	22.3%	51,054	28.1%	46,809	28.1%	-8,107	-3,862
SG&A	32,713	17.0%	32,116	17.7%	26,150	15.7%	597	6,563
- Wages & Fee	4,637	2.4%	4,506	2.5%	3,791	2.3%	131	846
- Marketing Expenses	10,407	5.4%	10,397	5.7%	6,646	4.0%	10	3,761
- R&D / Royalty Expenses	10,465	5.4%	10,891	6.0%	10,157	6.1%	-426	308
Operating Profits	10,234	5.3%	18,938	10.4%	20,660	12.4%	-8,704	-10,426
Non OP Income & Expenses	3,775	2.0%	6,805	3.8%	5,614	3.4%	-3,030	-1,839
- F/X Gain (or Loss)	1,300	0.7%	-501	-0.3%	-277	-0.2%	1,801	1,577
- Gain (or Loss) on Foreign Currency Translation	-2,347	-1.2%	77	0.0%	-120	-0.1%	-2,424	-2,227
- Gain (or Loss) on Equity Investment	3,650	1.9%	6,073	3.3%	5,323	3.2%	-2,423	-1,673
Income before Income Taxes	14,009	7.3%	25,742	14.2%	26,273	15.8%	-11,733	-12,264
- Income Taxes	1,823	0.9%	4,323	2.4%	4,361	2.6%	-2,500	-2,538
Net Income	12,186	6.3%	21,419	11.8%	21,912	13.1%	-9,233	-9,726

[Appendix 3] Divisional Sales and Operating Profit : Before & After Restructuring

☐ Parent Basis

[Trillion KRW]

		Before Restructuring (A)			After Restructuring (B)			Differences (B - A)		
		3Q '08	2Q '08	3Q '07	3Q '08	2Q '08	3Q '07	3Q '08	2Q '08	3Q '07
Sales	Telecom	6.50	5.82	5.08	6.85	6.14	5.44	0.35	0.32	0.36
	Digital Media	1.72	1.75	1.48	2.67	2.56	2.07	0.95	0.81	0.59
	Digital Appliance	1.27	1.11	0.93	-	-	-	-	-	-
OP	Telecom	0.53	0.80	0.59	0.50	0.79	0.59	-0.03	-0.01	0.00
	Digital Media	-0.19	-0.21	-0.12	-0.10	-0.16	-0.12	0.09	0.05	0.00
	Digital Appliance	0.06	0.03	-0.06	-	-	-	-	-	-
OPM	Telecom	*8.2%*	*13.7%*	*11.6%*	*7.3%*	*12.8%*	*10.8%*	*-0.9%p*	*-0.9%p*	*-0.8%p*
	Digital Media	*-10.9%*	*-12.0%*	*-7.8%*	*-3.6%*	*-6.4%*	*-5.8%*	*7.3%p*	*5.6%p*	*2.0%p*
	Digital Appliance	*4.6%*	*2.7%*	*-6.2%*	-	-	-	-	-	-

☐ Consolidated Basis

[Trillion KRW]

		Before Restructuring (A)			After Restructuring (B)			Differences (B - A)		
		3Q '08	2Q '08	3Q '07	3Q '08	2Q '08	3Q '07	3Q '08	2Q '08	3Q '07
Sales	Telecom	8.01	7.19	6.28	8.87	7.87	7.01	0.86	0.68	0.73
	Digital Media	9.33	8.51	6.60	10.77	10.33	7.63	1.44	1.82	1.03
	Digital Appliance	2.28	2.41	1.74	-	-	-	-	-	-
OP	Telecom	0.86	0.91	0.88	0.84	0.89	0.90	-0.02	-0.02	0.02
	Digital Media	-0.07	0.04	0.24	-0.05	0.14	0.27	0.02	0.10	0.03
	Digital Appliance	-0.01	0.10	0.04	-	-	-	-	-	-
OPM	Telecom	*10.7%*	*12.7%*	*14.0%*	*9.5%*	*11.3%*	*12.8%*	*-1.3%p*	*-1.3%p*	*-1.2%p*
	Digital Media	*-0.8%*	*0.5%*	*3.6%*	*-0.5%*	*1.4%*	*3.5%*	*0.3%p*	*0.9%p*	*-0.1%p*
	Digital Appliance	*-0.4%*	*4.1%*	*2.3%*	-	-	-	-	-	-

※ Changes due to Orgainzation Restructuring (Effective May 22, 2008)

- Digital Appliance Business, transferred to Digital Media Business
- Computer Business, transferred from Digital Media to Telecommunication
- MP3P, STB Business, moved from Digital Media to Telecommunication

END